Exhibit 16.1

April 19, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Flamel Technologies S.A. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Flamel Technologies S.A. dated April 15, 2016. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

PricewaterhouseCoopers Audit
Represented by

/s/ Frederic Charcosset

Frederic Charcosset

Attachment

Change in Registrant’s Certifying Accountant.

On April 15, 2016, PricewaterhouseCoopers Audit (“PwC-France”) informed Flamel Technologies S.A. (the “Company” or “we”) that PwC-France declined to stand for reappointment as the Company’s independent registered public accounting firm for SEC reporting purposes. Also, on April 15, 2016, the Company engaged PricewaterhouseCoopers (“PwC-U.S.”) as its independent registered public accounting firm for the fiscal year ending December 31, 2016. The decision to engage PwC-U.S. as the Company’s independent registered public accounting firm was approved by both the Company’s Audit Committee and the Company’s Board of Directors.

The reports of PwC-France on the consolidated financial statements of the Company for the fiscal years ended December 31, 2015 and 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the Company’s fiscal years ended December 31, 2015 and 2014, and the subsequent interim period through April 15, 2016, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with PwC-France on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC-France, would have caused PwC-France to make reference thereto in their reports on the consolidated financial statements for such fiscal years.

During the Company’s fiscal years ended December 31, 2015 and 2014, and the subsequent interim period through April 15, 2016, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except as follows. The Company reported, in its annual report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”), that management had identified certain control deficiencies that constituted material weaknesses in the Company’s internal control over financial reporting as of December 31, 2015. The control deficiencies were:

•	Lack of sufficient personnel: We did not maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in internal control over financial reporting commensurate with our financial reporting requirements.

•	Segregation of duties: As a consequence of the above weakness we have not designed or maintained effective controls over segregation of duties and restricted access for processes, including an assessment of incompatible management responsibilities relating to the following:
o	Journal entries: We have not designed or maintained effective controls over the review, approval and documentation related to journal entries recorded in the US.
o	Third party vendors and third party payments: We have not designed or maintained effective controls in the US over the review, approval, ongoing maintenance of third party vendor contracts and vendor payments.
o	Cash payment process: We have not designed or maintained effective controls over the cash payment process in the US. We do not have an adequate process to ensure the safeguarding of the Company’s assets to support the proper functioning of internal controls.
o	Payroll and related accounts: We have not designed or maintained effective controls over the US payroll process.

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•	Revenue: We have not designed or maintained effective controls over the revenue process. Specifically, we have not designed or maintained effective controls over the review and approval of product prices and subsequent changes to customer prices, the authorization, review and accounting for rebate arrangements included in customer contracts and the company’s use of service providers in the revenue process.

•	Income taxes: We have not designed or maintained effective controls over the income tax process. Specifically, we have not designed or maintained effective controls related to the income tax process on a quarterly or year-end basis, including deferred tax reconciliations, valuation allowances, review of state income taxes and related apportionment, review of tax returns and return to provision differences, review of information provided to and received from the outsourced tax provider, review of effective income tax rates and any uncertain tax positions.

•	Information technology general controls and key spreadsheets: We have not designed or maintained effective controls over information technology general controls and key spreadsheets used within certain processes and management’s controls to support account balances or in the preparation of the financial statements.

•	Financial close process: We have not designed or maintained effective controls over the financial close process.

•	Monitoring controls: We did not design and maintain effective monitoring controls related to the design and operational effectiveness of our internal controls. Specifically, we did not maintain an internal audit function sufficient to monitor control activities.

Because of these material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The audit report of PwC-France included in the 2015 10-K with respect to the Company’s internal control over financial reporting opined that the Company did not maintain effective internal control over financial reporting as of December 31, 2015.

The material weaknesses identified by management and described in the 2015 10-K were discussed by the Company’s management and the Audit Committee with PwC-France. The Audit Committee has authorized PwC-France to respond fully to the inquiries of the successor independent registered public accounting firm concerning all matters related to the audits performed by PwC-France, including the material weaknesses referred to above.

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